TransAlta named the only Canadian utilities company on the North American Dow Jones Sustainability Index for 2010

CALGARY, ALBERTA (September 13, 2010) - TransAlta (TSX:TA) (NYSE:TAC) has been named to the prestigious Dow Jones Sustainability North America Index (DJSI NA) for the fifth straight year. The company is one of 24 Canadian companies named to the index, and the only Canadian company representing the utilities sector.

“Despite difficult economic conditions our industry is facing, TransAlta maintained its commitment to sustainable development,” said Steve Snyder, President and CEO of TransAlta. “We continue to grow our renewable generation capacity and invest in technologies to reduce our emissions. We are proud to see these efforts recognized by the Dow Jones Sustainability Index for North America.”

This past year, TransAlta demonstrated its commitment and leadership to sustainable operations through a series of developments including: decommissioning its oldest fossil fuel facility; investing in remediation and reclamation work to modernize its coal facilities; expanding its existing wind and hydro fleets with the acquisition of Canadian Hydro; partnering with governments of Alberta and Canada to build one of the world’s first fully integrated carbon capture and storage facility; initializing the implementation of mercury capture technology for all its coal-fired plants; and voluntarily agreed to reduce mercury and nitrogen oxide emissions in Washington State.

“As the largest publicly traded provider of renewable energy in Canada and an early contributor to sustainability, receiving this prestigious designation further validates our dedication to generating safe, reliable, affordable and clean power,” said Don Wharton, vice-president, Sustainable Development. “TransAlta continues to set benchmarks in Canada’s utilities sector for economic stability, environmental responsibility and community stewardship.”

The DJSI North America selects the top 20 per cent of companies in sustainability performance from the 600 largest companies on the continent. The DJSI North America results can be found here.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Media inquiries:

Tanis Fiss

Manager, Corporate and Marketing Communications

Phone:  (403) 267-7330

Email:

tanis_fiss@transalta.com

Investor inquiries:

Jess Nieukerk

Director, Investor Relations

Phone: (403) 267-3607

Email: jess_nieukerk@transalta.com